Exhibit 99.1

                   FACTORS THAT MAY AFFECT FUTURE PERFORMANCE

The following risk factors could materially and adversely affect our future operating results and could cause actual results to differ material from those predicted in the forward-looking statements we make about our business.

OUR LEVEL OF INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL CAPITAL TO FUND OUR OPERATIONS, LIMIT OUR ABILITY TO REACT TO CHANGES IN THE ECONOMY OR OUR INDUSTRY AND PREVENT US FROM MEETING OUR OBLIGATIONS UNDER THE AGREEMENTS RELATING TO OUR INDEBTEDNESS.

     We are significantly leveraged. The chart below shows our level of indebtedness and other information as of September 30, 2005. This chart does not include $425 million that would be available for future borrowings under the revolving tranche of our senior secured credit facility, of which $27 million is reserved for outstanding letters of credit. We also have the ability to amend our senior secured credit facility to provide for one or more additional tranches of term loans in aggregate principal amount of up to $400 million.

                                                          As of
                                                    September 30, 2005
                                                    ------------------
Senior secured credit facility
  Revolving tranche ..........................            $     -
  Term loan ..................................              1,188
Notes ........................................                300
Other ........................................                322
                                                          -------
  Total debt .................................            $ 1,810
                                                          =======
Stockholder equity ...........................            $ 1,351
                                                          =======

                                                 Nine Months Ended
                                                 September 30, 2005
                                                 ------------------
Ratio of earnings to fixed charges ...........       3.59         x

Our substantial degree of leverage could have important consequences for you, including the following:

      - it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

      - a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, capital expenditures and future business opportunities;

      - the debt service requirements of our other indebtedness could make it more difficult for us to satisfy our financial obligations, including those related to the notes;

      - some of our borrowings, including borrowings under our senior secured credit facility, are at variable rates of interest, exposing us to the risk of increased interest rates;

      - it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt; and

      - we may be vulnerable in a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth.

IF COMPETITION DECREASES OUR ABILITY TO ACQUIRE ADDITIONAL HOSPITALS ON FAVORABLE TERMS, WE MAY BE UNABLE TO EXECUTE OUR ACQUISITION STRATEGY.

An important part of our business strategy is to acquire two to four hospitals each year in non-urban markets. However, not-for-profit hospital systems and other for-profit hospital companies generally attempt to acquire the same type of hospitals as we do. Some of these other purchasers have greater financial resources than we do. Our principal competitors for acquisitions have included Health Management Associates, Inc., and LifePoint Hospitals, Inc. On some occasions, we also compete with Universal Health Services, Inc. and Triad Hospitals Inc. In addition, some hospitals are sold through an auction process, which may result in higher purchase prices than we believe are reasonable. Therefore, we may not be able to acquire additional hospitals on terms favorable to us.

IF WE FAIL TO IMPROVE THE OPERATIONS OF FUTURE ACQUIRED HOSPITALS, WE MAY BE UNABLE TO ACHIEVE OUR GROWTH STRATEGY.

Most of the hospitals we have acquired or will acquire had or may have significantly lower operating margins than we do and/or operating losses prior to the time we acquired them. In the past, we have occasionally experienced temporary delays in improving the operating margins or effectively integrating the operations of these acquired hospitals. In the future, if we are unable to improve the operating margins of acquired hospitals, operate them profitably, or effectively integrate their operations, we may be unable to achieve our growth strategy.

IF WE ACQUIRE HOSPITALS WITH UNKNOWN OR CONTINGENT LIABILITIES, WE COULD BECOME LIABLE FOR MATERIAL OBLIGATIONS.

Hospitals that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. Although we seek indemnification from prospective sellers covering these matters, we may nevertheless have material liabilities for past activities of acquired hospitals.

STATE EFFORTS TO REGULATE THE SALE OF HOSPITALS OPERATED BY NOT-FOR-PROFIT ENTITIES COULD PREVENT US FROM ACQUIRING ADDITIONAL HOSPITALS AND EXECUTING OUR BUSINESS STRATEGY.

Many states, including some where we have hospitals and others where we may in the future acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the non-profit seller. While these review and, in some instances, approval processes can add additional time to the closing of a hospital acquisition, we have not had any significant difficulties or delays in completing acquisitions. However, future actions on the state level could seriously delay or even prevent our ability to acquire hospitals.

STATE EFFORTS TO REGULATE THE CONSTRUCTION, ACQUISITION OR EXPANSION OF HOSPITALS COULD PREVENT US FROM ACQUIRING ADDITIONAL HOSPITALS, RENOVATING OUR FACILITIES OR EXPANDING THE BREADTH OF SERVICES WE OFFER.

Some states require prior approval for the construction or acquisition of healthcare facilities and for the expansion of healthcare facilities and services. In giving approval, these states consider the need for additional or expanded healthcare facilities or services. In some states in which we operate, we are required to obtain certificates of need, known as CONs, for capital expenditures exceeding a prescribed amount, changes in bed capacity or services, and some other matters. Other states may adopt similar legislation. We may not be able to obtain the required CONs or other prior approvals for additional or expanded facilities in the future. For example, in October 2003, our hospital in Jackson, Tennessee, which we acquired earlier that year, lost a competitor's long standing challenge of the CON originally granted in 1998 to provide interventional cardiology and open heart surgery services. The challenge concluded with the voiding of the previously issued CON and a discontinuation of those services. The voiding of the CON did not have a material adverse impact on our operations. In addition, at the time we acquire a hospital, we may agree to replace or expand the facility we are acquiring. If we are not able to obtain required prior approvals, we would not be able to acquire additional hospitals and expand the breadth of services we offer.

IF WE ARE UNABLE TO EFFECTIVELY COMPETE FOR PATIENTS, LOCAL RESIDENTS COULD USE OTHER HOSPITALS.

The hospital industry is highly competitive. In addition to the competition we face for acquisitions and physicians, we must also compete with other hospitals and healthcare providers for patients. The competition among hospitals and other healthcare providers for patients has intensified in recent years. Our hospitals are located in non-urban service areas. In approximately 85% of our markets, we are the sole provider of general healthcare services. In most of our other markets, the primary competitor is a not-for-profit hospital. These not-for-profit hospitals generally differ in each jurisdiction. However, our hospitals face competition from hospitals outside of their primary service area, including hospitals in urban areas that provide more complex services. These facilities generally are located in excess of 25 miles from our facilities. Patients in our primary service areas may travel to these other hospitals for a variety of reasons. These reasons include physician referrals or the need for services we do not offer. Patients who seek services from these other hospitals may subsequently shift their preferences to those hospitals for the services we provide.

Some of our hospitals operate in primary service areas where they compete with one other hospital. One of our hospitals competes with more than one other hospital in its primary service area. Some of these competing hospitals use equipment and services more specialized than those available at our hospitals. In addition, some competing hospitals are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions. These hospitals can make capital expenditures without paying sales, property and income taxes. We also face competition from other specialized care providers, including outpatient surgery, orthopedic, oncology and diagnostic centers.

We expect that these competitive trends will continue. Our inability to compete effectively with other hospitals and other healthcare providers could cause local residents to use other hospitals.

THE FAILURE TO OBTAIN OUR MEDICAL SUPPLIES AT FAVORABLE PRICES COULD CAUSE OUR OPERATING RESULTS TO DECLINE.

In November 2004, we entered into an affiliation agreement with HealthTrust Purchasing Group, L.P., a group purchasing organization, or GPO, of which we are a minority partner. GPOs attempt to obtain favorable pricing on medical supplies with manufacturers and vendors who sometimes negotiate exclusive supply arrangements in exchange for the discounts they give. Recently, some vendors who are not GPO members have challenged these exclusive supply arrangements. In addition, the U.S. Senate has held hearings with respect to GPOs and these exclusive supply arrangements. To the extent these exclusive supply arrangements are challenged or deemed unenforceable, we could incur higher costs for our medical supplies obtained through HealthTrust. These higher costs could cause our operating results to decline. There can be no assurance that our arrangement with HealthTrust will provide the discounts we expect to achieve.

IF THE FAIR VALUE OF OUR REPORTING UNITS DECLINES, A MATERIAL NON-CASH CHARGE TO EARNINGS FROM IMPAIRMENT OF OUR GOODWILL COULD RESULT.

Affiliates of Forstmann Little & Co. acquired our predecessor company in 1996 principally for cash. We recorded a significant portion of the purchase price as goodwill. We have also recorded as goodwill a portion of the purchase price for many of our subsequent hospital acquisitions. At September 30, 2005, we had approximately $1.237 billion of goodwill recorded on our books. We expect to recover the carrying value of this goodwill through our future cash flows. On an ongoing basis, we evaluate, based on the fair value of our reporting units, whether the carrying value of our goodwill is impaired. If the carrying value of our goodwill is impaired, we may incur a material non-cash charge to earnings.

RISKS RELATED TO OUR INDUSTRY

IF FEDERAL OR STATE HEALTHCARE PROGRAMS OR MANAGED CARE COMPANIES REDUCE THE PAYMENTS WE RECEIVE AS REIMBURSEMENT FOR SERVICES WE PROVIDE, OUR NET OPERATING REVENUES MAY DECLINE.

In the nine months ended September 30, 2005, 42.8% of our net operating revenues came from the Medicare and Medicaid programs. In recent years, federal and state governments made significant changes in the Medicare and Medicaid programs, including the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Some of these changes have decreased the amount of money we receive for our services relating to these programs.

In recent years, Congress and some state legislatures have introduced an increasing number of other proposals to make major changes in the healthcare system. Future federal and state legislation may further reduce the payments we receive for our services. For example, the Governor of the State of Tennessee recently announced plans to dissolve TennCare, a supplementary health care program for poor, disabled and elderly persons. Subsequently, the Governor of the State of Tennessee announced instead plans to cut costs in TennCare by restricting eligibility and capping specified services. Certain of these plans are currently under appeal, however, if fully implemented, these plans could reduce payments for our services provided in the State of Tennessee.

In addition, insurance and managed care companies and other third parties from whom we receive payment for our services increasingly are attempting to control healthcare costs by requiring that hospitals discount payments for their services in exchange for exclusive or preferred participation in their benefit plans. We believe that this trend may continue and may reduce the payments we receive for our services.

IF WE FAIL TO COMPLY WITH EXTENSIVE LAWS AND GOVERNMENT REGULATIONS, INCLUDING FRAUD AND ABUSE LAWS, WE COULD SUFFER PENALTIES OR BE REQUIRED TO MAKE SIGNIFICANT CHANGES TO OUR OPERATIONS.

The healthcare industry is required to comply with many laws and regulations at the federal, state, and local government levels. These laws and regulations require that hospitals meet various requirements, including those relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, compliance with building codes, environmental protection and privacy. These laws include the Health Insurance Portability and Accountability Act of 1996 and a section of the Social Security Act, known as the "anti-kickback" statute. If we fail to comply with applicable laws and regulations, including fraud and abuse laws, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in the Medicare, Medicaid, and other federal and state healthcare programs.

In addition, there are heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry, including the hospital segment. The ongoing investigations relate to various referral, cost reporting, and billing practices, laboratory and home healthcare services, and physician ownership and joint ventures involving hospitals.

In the future, different interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs, and operating expenses.

A SHORTAGE OF QUALIFIED NURSES COULD LIMIT OUR ABILITY TO GROW AND DELIVER HOSPITAL HEALTHCARE SERVICES IN A COST-EFFECTIVE MANNER.

Hospitals are currently experiencing a shortage of nursing professionals, a trend which we expect to continue for some time. If the supply of qualified nurses declines in the markets in which our hospitals operate, it may result in increased labor expenses and lower operating margins at those hospitals. In 2003, for example, our contract labor expense as a percentage of net operating revenue increased 0.5% primarily as a result of the additional use of nursing-related contract labor. In addition, in some markets like California, there are requirements to maintain specified nurse-staffing levels. To the extent we cannot meet those levels, the healthcare services that we provide in these markets may be reduced.

IF WE BECOME SUBJECT TO SIGNIFICANT LEGAL ACTIONS, WE COULD BE SUBJECT TO SUBSTANTIAL UNINSURED LIABILITIES OR INCREASED INSURANCE COSTS.

In recent years, physicians, hospitals, and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability, or related legal theories. Many of these actions involve large claims and significant defense costs. To protect us from the cost of these claims, we generally maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe to be appropriate for our operations. However, our insurance coverage may not cover all claims against us or may not continue to be available at a reasonable cost for us to maintain adequate levels of insurance. The cost of malpractice and other liability insurance increased in 2002 by 0.7%, in 2003 by 0.4%, and decreased in 2004 by 0.2% and decreased by 0.1% for the nine months ended September 30, 2005 of net operating revenue. If these costs rise rapidly, our profitability could decline. For a further discussion of our insurance coverage, see our discussion of professional liability insurance claims in "Management's discussion and analysis of financial condition and results of operations."